SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                        Form 40-F [  ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                        No [X]

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

1.	Prana’s senior scientific consultant to take up Federation Fellowship in Melbourne

2.	Prana’s scientists on Australian science program, Catalyst

3.	ASX Announcement: ASIC Class Order [02/1180] [ASX Code: PBT]

4.

Item 1

        Prana’s senior scientific consultant to take up Federation Fellowship in Melbourne

Melbourne, Australia - June 23, 2004: Prana Biotechnology Limited (Nasdaq: PRAN, ASX: PBT) today announced that Dr Ashley Bush, co-founding scientist and senior scientific consultant to Prana Biotechnology, has been awarded the highly prestigious Federation Fellowship from the Australian Research Council to continue, in Australia, his ground-breaking research into neurodegenerative diseases. Dr Bush will return from Harvard Medical School to take up the five-year Fellowship at Melbourne’s Mental Health Research Institute (MHRI), which initiated and sponsored his application, and guaranteed financial, infrastructural and equipment-related support. The Federation Fellowships are designed to develop and retain “...world-class Australian researchers in key positions, and create new...incentives for the application of their talents in Australia.”

Dr Bush’s research, conducted with Professor Rudy Tanzi at Harvard Medical School, forms the basis of the Prana’s technology to treat Alzheimer’s disease. As a result of the Fellowship, Dr Bush will make the Mental Health Research Institute in Australia his primary research base, while maintaining his close collaborations around the world by continuing his work on the role of metals in the brain and their relationship to neurodegenerative diseases, particularly in Alzheimer’s disease.

Executive Chairman of Prana, Geoffrey Kempler, stated, “We are delighted and applaud the high profile recognition and support of Ashley’s skill by the ARC and the Mental Health Research Institute. “In our rapidly ageing society, neurodegenerative disorders such as Alzheimer’s and Parkinson’s diseases will present a huge medical and economic challenge and demand novel and powerful science such as Ashley’s research into the interactions between metals and proteins in the brain.

“This Federation Fellowship will lead to a deeper understanding of the basic mechanisms underlying such disorders, which is likely to improve the treatment of Alzheimer’s disease and other neurodegenerative disorders” concluded Mr Kempler.

Federation Fellowships, awarded via the Australian Research Council, were created to develop and retain outstanding research in Australia. The internationally competitive salary that accompanies each Fellowship makes the return to Australia by expatriate researchers an attractive proposal.

Prana’s MPACs (metal protein attenuating compounds) are chemicals that bind zinc and copper, and have been shown by Prana to lower the levels of the amyloid beta protein and the associated toxicity in the brain. A better understanding of metal-protein interactions in the brain is expected to advance the development of Prana’s MPACs. One of them, PBT-1, has already established proof of concept of Prana’s technology in a successful clinical trial.

ends

About Prana Biotechnology Limited

Prana is a Melbourne-based biotechnology established in 1997 to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders (Nasdaq: PRAN; ASX: PBT). Prana’s technology was discovered by the company’s researchers at prominent international institutions including Massachusetts General Hospital at Harvard Medical School, the University of Melbourne and the Mental Health Research Institute in Melbourne. For more information about Prana, please visit www.pranabio.com

About the Mental Health Research Institute (MHRI)

The MHRI is Australia’s premier mental health research institute. Our mission is to discover the causes and improve the diagnosis and treatment of the major functional psychoses, such as schizophrenia, bipolar disorder and major depression, and neurodegenerative diseases, such as Alzheimer’s Type Dementia. The Institute’s research is multidisciplinary and seeks to integrate basic and clinical platforms. Comprised of over 90 staff of whom more than 30 are doctoral, the MHRI is an independent institute (company limited by guarantee), which has close and productive links with Melbourne and Monash Universities, the Austin Hospital and related institutes. The Institute is a founding partner of Neuroscience Victoria and has several links with Industry including Eli Lilly, Schering AG and Prana. The award of a Federation Fellowship to Ashley Bush through and at the MHRI will have a major positive impact on the Institute’s science, especially in the area of neurodegenerative disorders.

Contact Information:

Geoffrey Kempler, Prana
+61 (3) 9690 7892
Ivette Almeida and Rachel Levine
212-983-1702 ext. 209 and 212
ivette.almeida@annemcbride.com

Item 2

Prana’s scientists on Australian science program, Catalyst

Thursday, 17 June, 2004: Prana Biotechnology (ASX:PBT, NASDAQ:PRAN) is pleased to announce that an interview with Professor Ashley Bush and Dr Robert Cherny about Prana’s technology for treating Alzheimer’s disease will be featured on Australian television science program, Catalyst, tonight Thursday June 17 at 8pm.

Professor Bush is the Chief Scientific Consultant to Prana Biotechnology and a co-inventor of the company’s MPAC technology which has shown significant promise in early trials as a treatment for Alzheimer’s disease. Professor Bush is the Director of the Laboratory for Oxidation Biology, within the Genetics and Aging Unit and Associate Professor in the Department of Psychiatry of Harvard Medical School at the Massachusetts General Hospital. He is also Principal Fellow/Associate Professor, Departments of Pathology and Psychiatry, University of Melbourne.

Dr Robert Cherny is a Senior Scientist for Prana and a Senior Research Officer at the Department of Pathology University of Melbourne at the Mental Health Research Institute.

Catalyst is a weekly television program on Australian Broadcasting Corporation which provides a mixture of local and international scientific stories investigating the breakthroughs, ethics and the politics of science.

About Prana’s technology

PBT-1 and PBT-2 are Metal Protein Attenuating Compounds or MPACs. Prana’s MPACs are chemicals that bind zinc and copper, and have been shown to lower the levels of amyloid beta (and associated toxicity) in the brains of transgenic mice used as a model of Alzheimer’s Disease.

About Prana

Prana is a Melbourne-based biotechnology established in 1997 to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders (Nasdaq: PRAN; ASX: PBT). Prana’s technology was discovered by the company’s researchers at prominent international institutions including Massachusetts General Hospital at Harvard Medical School, the University of Melbourne and the Mental Health Research Institute in Melbourne. For more information about Prana, please visit www.pranabio.com

For more information contact:

Company Geoffrey Kempler, Prana +61 (3) 9690 7892	Media and Investor, US Ivette Almeida and Steven Silver 212-983-1702 ext. 209 and 212 ivette.almeida@annemcbride.com silver@annemcbride.com	Media, Australia Kate Mazoudier +61 3 9866 4722 kmazoudier@bcg.com.au

Item 3

21 June 2004

ASX ANNOUNCEMENT

ASIC CLASS ORDER [02/1180]
[ASX Code: PBT]

On 1 June 2004 Prana Biotechnology Ltd (“the Company”) issued 40,000,000 ordinary shares (ASX Code: PBT) at US$0.50 (“the Additional Securities”). The Additional Securities have been issued pursuant to the US Placement, issuing 1 American Depository Receipt (ADR) for every 10 ordinary fully paid shares held. The Company’s ADRs are traded on the NASDAQ (NASDAQ Code: PRAN).

The Additional Securities are in classes that were quoted ED securities at all times in the 12 months before the date of issue. The Company has applied to the Australian Stock Exchange Limited (“the ASX”) for quotation of the Additional Securities.

The Company gives notice pursuant to ASIC Class Order 02/1180 that there is no information to be disclosed which would be required to be disclosed under subsection 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 in relation to an offer of the securities (i.e. there is information that has been excluded from announcements to the ASX under the Listing Rules).

For and on behalf of
Prana Biotechnology Ltd

Richard Revelins
Company Secretary

About Prana’s
technology PBT-1 and PBT-2 are Metal Protein Attenuating Compounds or MPACs. Prana’s MPACs are chemicals that bind zinc and copper, and have been shown to lower the levels of amyloid beta (and associated toxicity) in the brains of transgenic mice used as a model of Alzheimer’s Disease.

About Prana’s technology
PBT-1 and PBT-2 are Metal Protein Attenuating Compounds or MPACs. Prana’s MPACs are chemicals that bind zinc and copper, and have been shown to lower the levels of amyloid beta (and associated toxicity) in the brains of transgenic mice used as a model of Alzheimer’s Disease.

For more information contact:

Company Geoffrey Kempler, Prana +61 (3) 9690 7892	Media and Investor, US Ivette Almeida and Steven Silver 212-983-1702 ext. 209 and 212 ivette.almeida@annemcbride.com silver@annemcbride.com	Media, Australia Kate Mazoudier +61 3 9866 4722 kmazoudier@bcg.com.au

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: June 25, 2004